August 31, 2007
Via Edgar Transmission
And Via Hand Delivery
Elaine Wolff, Esq.
David Roberts, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Grubb & Ellis Company (the “Company”)
Amendment No. 1 to Registration Statement on Form S-4
File No. 333-144306
Dear Ms. Wolff and Mr. Roberts:
     On behalf of the Company, this letter, along with revised copies of the Company’s Amendment No. 1 to its Registration Statement on Form S-4 and Exhibits thereto (“Amendment No. 1”), are being filed on behalf of the Company with the United States Securities and Exchange Commission (the “Commission”) in response to the letter of comment from the staff of the Commission (the “Staff”) dated August 3, 2007. Unless otherwise set forth herein to the contrary, all capitalized terms in this letter shall have the same meanings as ascribed to them in Amendment No. 1. All page references in the responses set forth below refer to the version of Amendment No. 1 that is marked to show changes from the initial Registration Statement on Form S-4 filed with the Commission on July 3, 2007 (the “Original Registration Statement”). In addition, accompanying the non-electronic version of this letter are six (6) courtesy copies of Amendment No. 1, three of which are marked to show changes from the Original Registration Statement.
     Specifically, on behalf of the Company please be advised of the following:
General
1.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

Elaine Wolff, Esq.
David Roberts, Esq.
United States Securities and Exchange Commission
August 31, 2007

     Provided supplementally herewith to the Staff are copies of the graphics and other artwork, including logos that the Company and NNN Realty Advisors, Inc. (“NNN”) intend to use in connection with the prospectus that will form a part of Amendment No. 1.
2.	Please provide us with copies of the relevant portions of any study or report that you cite or on which you rely. For example, we note that you refer to The Stanger Report. Please identify by highlighting or some other means the specific information that supports the statements in your prospectus. Also, please tell us whether the industry reports or studies that you rely on were prepared for you and whether you compensated the party that prepared these reports or studies.
      Provided supplementally to the Staff, under separate cover of even date herewith, are: the relevant portions of each of the Stanger Report, referred to on page 146 of Amendment No. 1, and of the information provided by Omni Brokerage, Inc., referred to on page 146 of Amendment No. 1; JMP Securities’ strategic review, referred to on pages 89, 90 and 91 of Amendment No. 1; the supplement to JMP Securities’ strategic review, referred to on page 91 of Amendment No. 1; JMP Securities’ presentation to the Board of Directors of the Company, referred to on page 99 of Amendment No. 1; and Lehman Brothers, Inc.’s presentation to the Board of Directors of NNN, referred to on pages 92 and 99 of Amendment No. 1. In the case of the Stanger Report and the information provided by Omni Brokerage, Inc., the specific information that supports the statements in Amendment No. 1 has been highlighted. In the case of JMP Securities’strategic review, the supplement to JMP Securities’ strategic review and JMP Securities’ presentation to the Board of Directors of the Company, they are being provided in their entirety in the same format as presented to the Board of Directors of the Company. Lehman Brothers, Inc.’s presentation to the Board of Directors of NNN is also being provided in its entirety in the same format as presented to the Board of Directors of NNN. Please be advised that JMP Securities was compensated by the Company with respect to its strategic review, but not with respect to the supplemental work related to the strategic review. Lehman Brothers, Inc. was compensated by NNN with respect to its review.
3.	We note that you are submitting the following item to a vote: “approve the amendment to the Grubb & Ellis Amended and Restated Certificate of Incorporation, or the Grubb & Ellis charter, effective upon completion of the merger, to (i) increase the authorized number of shares of Grubb & Ellis common stock from 50 million to 100 million, (ii) increase the authorized number of shares of Grubb & Ellis preferred stock from one million to 10 million, and (iii) provide for a classified board of directors comprising three classes of directors;” Please unbundle this proposal to present the three items separately. Refer to Rule 14a-4(a)(3) of the Proxy Rules and the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Fifth Supplement (September 2004).
     Please be advised that disclosure throughout Amendment No. 1 has been revised to unbundle the Company’s three proposals to its proposed Amended and Restated Certificate of Incorporation.

Elaine Wolff, Esq.
David Roberts, Esq.
United States Securities and Exchange Commission
August 31, 2007

4.	Please avoid vague assertions that are in the nature of “puffing.” The basis for comparative factual assertions and for management’s belief in qualitative statements must be clear from the text of the registration statement or you must provide the supporting documentation to us. Revise the disclosure throughout the document to disclose the measurements you are using to support your statements, or advise us as necessary. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced. We note, for example, and without limitation;
•	“Grubb & Ellis Company, a Delaware corporation organized in 1980, is one of the most recognized full service commercial real estate services firms in the United States.” (page 1 and 139)

•	“Grubb & Ellis has one of the largest footprints in the industry.” (page 1)

•	“NNN Realty Advisors is one of the largest sponsors of securitized tenant in common, or TIC, programs marketed as securities and NNN Realty Advisors also sponsors and advises public non-traded real estate investment trusts, or REITs, and real estate investment funds.” (page 2 and 141)

•	“There are a number of reasons that Grubb & Ellis and NNN Realty Advisors believe the merger represents each company’s logical evolution ...including the fact that it combines NNN Realty Advisors’ expertise as a leading sponsor of commercial real estate investment programs with Grubb & Ellis’ expertise as one of the world’s leading full-service commercial real estate services organizations.” (page 100)
     Please revise or advise as appropriate.
     Please be advised that the disclosure throughout Amendment No. 1 has been appropriately revised to eliminate or modify various assertions that could be considered “puffing”, or the Company has set forth below support for the particular statement. In addition to specific instances of such assertions identified by the Staff on pages 1, 2, 100, 139 and 141 of the Original Registration Statement, the Company has also similarly modified the disclosure on pages 1, 2, 99, 100, 114, 137, 142 and 146 of Amendment No. 1 so as to eliminate or modify certain statements. With respect to the specific references cited by the Commission above, please note that whenever such

Elaine Wolff, Esq.
David Roberts, Esq.
United States Securities and Exchange Commission
August 31, 2007

assertions are made throughout the document, they have been eliminated, modified and/or are supported as set forth below:
     Bullet point one – “Grubb & Ellis Company, a Delaware corporation organized in 1980 and founded nearly 50 years ago in Northern California, is one of the most recognized full service commercial real estate firms in the United States.” – The basis for the assertion is the fact that the Company is ranked fourth in The Lipsey Company’s 2007 Survey of Top 25 Commercial Real Estate Brands.
     Bullet point two – “Grubb & Ellis, through its owned and affiliate locations, has one of the largest domestic footprints in the industry with a network of over 110 offices (including over 50 owned by Grubb & Ellis and over 60 affiliate offices), allowing it to execute locally in all primary markets and key secondary and tertiary markets throughout the United States on behalf of its clients.” – “Footprint” is used to refer to the number of office locations that operate under the Company's brand (including affiliates). Based upon the Company’s website and the websites of certain competitors, the Company has the second most domestic offices among the largest real estate service providers: CB Richard Ellis’ website lists 169 domestic offices; the Company’s website lists 117 domestic offices; Collier’s International’s website lists 95 domestic offices; Cushman & Wakefield’s website lists 54 domestic offices; Jones Lang LaSalle’s website lists 31 domestic offices; Newmark Knight Frank’s website lists 18 domestic offices; and NAI Global’s website only lists states where they have domestic offices.
     Bullet point three – “NNN Realty Advisors is a sponsor of securitized tenant in common, or TIC, programs marketed as securities.” – The potential “puffing” words have been deleted.
     Bullet point four –“There are a number of reasons that Grubb & Ellis and NNN Realty Advisors believe the merger represents each company’s logical evolution within the commercial real estate services industry, including the fact that it combines NNN Realty Advisors’ expertise as a sponsor of commercial real estate investment programs with Grubb & Ellis’ expertise as one of the industry’s most recognized full-service commercial real estate services organizations.” – The basis for the assertion is the fact that the Company is ranked fourth in The Lipsey Company’s 2007 Survey of Top 25 Commercial Real Estate Brands.
     Provided supplementally to the Staff, under separate cover of even date herewith, is the supporting documentation cited above. The Company respectfully submits that the revised statements do not rise now to the level of “puffing” and, therefore, referencing the supporting documentation will not materially enhance the disclosure to the stockholders of the Company and NNN.

Elaine Wolff, Esq.
David Roberts, Esq.
United States Securities and Exchange Commission
August 31, 2007

5.	On pages 103 and 116, we note that JMP Securities and Lehman Brothers made presentations to the respective boards of directors regarding the merger transaction. Please provide us with copies of any materials prepared by JMP Securities and Lehman Brothers and presented to the board.
     Provided supplementally to the Staff, under separate cover of even date herewith, are copies of materials prepared by JMP and Lehman Brothers and presented to the boards of the Company and NNN, respectively, regarding the merger transaction.
Proxy Statement/Prospectus Cover Page
6.	Please confirm that you will identify the date and place of the special meeting on the cover page.
     The Company notes that on each of the notices of special meetings that will be mailed to the stockholders for each of the Company and NNN (which notices immediately follow the cover page) there currently is a placeholder for the date and place of the special meetings (which will be completed in the final prospectus) and, as a consequence, the Company respectfully submits that also including this information on the cover page will not materially enhance the disclosure to the stockholders of the Company and NNN.
7.	Please revise to the cover page within the limitations of one page in length to include the following information that is key to an investment decision:
•	the dollar value per share that NNN shareholders will receive

•	the maximum aggregate dollar amount of merger consideration to be paid in the transaction

•	the reported price per share at the latest practicable date for Grubb & Ellis

•	the difficulty of valuing shares of NNN in light of the fact that it is not listed and that in November 2006 NNN sold 16,000,000 shares for $10 per share in a private offering

Elaine Wolff, Esq.
David Roberts, Esq.
United States Securities and Exchange Commission
August 31, 2007

•	the reduction in income and EPS for NNN shareholders

•	the risk that if the price of Grubb & Ellis stock declines NNN stockholders will receive less value for their shares since the exchange ratio is fixed
     Please be advised that the cover page has been appropriately revised to include the first two bullet points requested by the Staff. The Company respectfully submits that the third bullet point requested by the Staff already appears in the third paragraph on the cover page. The Company also respectfully submits that including the balance of the bullet points on the cover page will not materially enhance disclosure to stockholders, as the substance of these additional bullet points appear prominently in appropriate sections throughout Amendment No. 1 and, further, to do so would require the elimination of disclosures that the Company believes appropriately belong on the cover page of the prospectus.
8.	We note your disclosure that “upon closing, Grubb & Ellis is expected to begin paying an annual dividend of $0.41 per share.” In light of the pro forma earnings per share, please revise to provide the basis for this expectation.
     Please be advised that the disclosure on page 47 of Amendment No. 1 has been revised to provide the basis for the Company’s expectation that it will begin paying an annual dividend of $0.41 per share upon the closing of the transaction.
Questions and Answers about the Merger
9.	You state that for each share of NNN Realty Advisors common stock “NNN Realty Advisors stockholders will have the right to receive 0.88 of a share of Grubb & Ellis common stock, provided, however, in no event will Grubb & Ellis issue more than an aggregate of 38,533,094 shares of its common stock in respect of NNN Realty Advisors common stock.” Please revise to disclose whether the 38,533,094 shares includes the shares that will be issued in exchange for NNN Realty Advisors options and restricted shares discussed on page 179 and 180.

Elaine Wolff, Esq.
David Roberts, Esq.
United States Securities and Exchange Commission
August 31, 2007

     Disclosure has been added to page iv of Amendment No. 1 to clarify that the maximum aggregate of 38,533,094 shares of common stock issued by the Company in respect of NNN common stock is inclusive of restricted shares but exclusive of options.
Summary
10.	Please revise the summary to provide a discussion of the advantages and disadvantages of the merger, presenting the discussion of disadvantages in the same manner as you present the discussion of the benefits, including the dilutive effect on EPS and net income to NNN shareholders.
     Please be advised that page 6 of the Summary of Amendment No. 1 has been revised to provide a discussion of the advantages and disadvantages of the merger in the same manner as the discussion regarding the benefits is disclosed elsewhere in Amendment No. 1.
11.	Please revise to disclose how the number of shares of Grubb & Ellis to be issued in exchange for NNN Realty Advisors was determined. Please note that a discussion of all bases considered in the determination of the exchange ratio should be set forth in a clear and detailed discussion.
     Please be advised that disclosure has been added to page 3 of Amendment No. 1 to include a clear discussion as to how the exchange ratio was determined.
Grubb and Ellis, page 1
12.	Please revise the first paragraph to note the net income and loss generated by you in the fiscal year-ended June 30, 2006 and for the nine months ended March 31, 2007 respectively.
     Please be advised that page 1 of Amendment No. 1 has been revised to disclose the net income and loss generated by the Company in fiscal year ended June 30, 2007.

Elaine Wolff, Esq.
David Roberts, Esq.
United States Securities and Exchange Commission
August 31, 2007

NNN Realty Advisors, page 2
13.	In the last paragraph you state that NNN Realty Advisors entered into a registration rights agreement whereby it agreed to register for resale the shares of common stock sold in the 144A private equity offering. You also note that NNN Realty Advisors intends to amend the registration rights agreement pursuant to its terms such that upon the consummation of the merger, the registration rights agreement will terminate. Please revise to note whether the investors in the private equity offering have agreed to amend the registration rights agreement. Also, please revise to note whether NNN Realty Advisors is currently in compliance with the registration rights agreement.
     Please be advised that the disclosure on page 2 of Amendment No. 1 has been revised. The Company and NNN have concluded that an amendment to the Registration Rights Agreement is not required by its terms and, therefore, references to the amendment to the Registration Rights Agreement have been deleted from Amendment No. 1. Disclosure has also been added to this page 2 stating that NNN is currently in compliance with the Registration Rights Agreement.
Treatment of NNN Realty Advisors Options and Restricted Stock, page 4
14.	Please revise to note the amount of options and restricted stock NNN Realty Advisors currently has outstanding.
     Please be advised that the disclosure on pages 3 and 4 of Amendment No. 1 has been amended to include the amount of options and restricted stock of NNN currently outstanding.
The Merger, page 3
Interests of Grubb & Ellis’ and NNN Realty Advisors’ Executive Officers and Directors in the Merger, page 6
15.	Please provide a brief description of the interests of your officers and directors in the merger transaction. For instance, but without limitation we note on page 129 that Messrs. Rose and Slaughter will each receive cash change in control payments of approximately $2.4 million and $.3 million respectively.

Elaine Wolff, Esq.
David Roberts, Esq.
United States Securities and Exchange Commission
August 31, 2007

     Please be advised that a brief description of the interests of the Company’s officers and directors in connection with the merger transaction has been added to pages 6 and 7 of Amendment No. 1.
Selected Financial Data, page 13
16.	Please revise your disclosure to expand upon the nature of the change in accounting principle and the amount of the cumulative effect adjustment recorded in 2003. Explain why you were required to record a cumulative effect adjustment as a result of the adoption of SFAS 150.
     In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Instruments with Characteristics of both Liabilities and Equity, which established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope, which may have previously been reported as equity, as a liability (or an asset in some circumstances). This statement was effective for financial instruments entered into or modified after May 31, 2003 and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic companies for which the effective date was the fiscal period beginning after December 15, 2004. NNN’s management elected to adopt SFAS No. 150 effective July 1, 2003. NNN, accordingly, recorded a cumulative effect of a change in accounting principle of $18,458 relating to the reclassification of its redeemable preferred membership interests. These interests were reported as liabilities in the December 31, 2003 consolidated balance sheet, and thereafter, in accordance with SFAS No. 150. The Company and NNN respectfully submit that given that the amount related to the adjustment is not material, the current footnote disclosure is adequate.
Risk Factors, page 16
17.	Please add a risk factor discussing the risk to your shareholders that they will own less than a majority of the shares of the combined company after the merger transaction and that NNN Realty Advisors’ chief executive officer and NNN Realty Advisors’ chairman will be the chief executive officer and chairman of the combined company respectively.

Elaine Wolff, Esq.
David Roberts, Esq.
United States Securities and Exchange Commission
August 31, 2007

     Please be advised that a risk factor has been added to page 17 of Amendment No. 1 highlighting the fact that the stockholders of the Company will own less than a majority of the shares of the combined company after the merger and that NNN’s chief executive officer and chairman will become the chief executive officer and chairman of the combined company, respectively.
The combined company will incur significant transaction and merger-related costs.... page 18
18.	Please revise to include an estimate of the non-recurring costs you expect to incur in connection with this merger. Please distinguish between costs that have already been incurred and those that will be incurred in the future.
     Please be advised that disclosure has been added to page 19 of Amendment No. 1 to estimate the non-recurring costs that have been incurred to date by each of the Company and NNN, as well as the approximate, estimated anticipated costs that will be incurred by each of them through the closing of the merger transaction.
The pro forma financial statements are presented for illustrative purposes.... page 19
19.	Please revise to strike this risk factor as it contains repetitive disclosure.
     Please be advised that the risk factor on page 19 of the Original Registration Statement entitled, “The pro forma financial statements are presented for illustrative purposes only and may not be an indication of the Company’s financial condition and results of operations following the merger” has been stricken in its entirety.
Certain directors and executive officers.... page 20
20.	Please revise to identify the directors and executive officers that have interests that are different from or in addition to your stockholders and the stockholders of NNN Realty Advisors and to briefly note those interests.

Elaine Wolff, Esq.
David Roberts, Esq.
United States Securities and Exchange Commission
August 31, 2007

     Please be advised that disclosure on page 20 of Amendment No. 1 has been revised to identify the directors and the executive officers of NNN that have interests that are different from or in addition to the interests of the stockholders of NNN and a brief description of the nature of such differences has also been included in this revised disclosure.
Comparative Per Share Information, page 42
21.	Please explain to us why you are unable to provide the pro forma book value per share of the combined Company as of December 31, 2006.
     The Company respectfully submits that the presentation of pro forma book value per share of the pro forma combined company as of December 31, 2006 would be inconsistent with the presentation of the pro forma financial information, which includes a pro forma combined consolidated balance sheet as of March 31, 2007. No balance sheet data has been presented upon which to base a book value as of December 31, 2006. The table presents information for the year ended December 31, 2006 solely for summary information derived from the pro forma income statement provided to investors for that particular period.
Comparative per Share Market Price and Dividend Information, page 43
22.	On page 44, we note that you included footnote (a) next to the heading Implied Value of NNN Realty Advisors Common Stock. Please revise to define footnote (a).
     Please be advised that the “(a)” next to the heading “Implied Value of NNN Realty Advisors Common Stock” has been deleted, as it was an errant marking in the document and there is no corresponding footnote.
Unaudited Pro Forma Merger Condensed Combined Balance Sheet Footnote (b) page 49
23.	Revise your disclosure to clearly indicate the nature of the contingency related to acquisition cost and the effect any change in the acquisition cost will have on the purchase price allocation (i.e. adjustment to the value assigned to goodwill).
     Please be advised that the purchase price is not contingent on any future events. The Company has updated its financial statements and related disclosures to June 30, 2007, and as such the measurement date for the purchase price has passed. The actual date on which the terms of the acquisition were agreed to and announced was May 22, 2007. Upon completion of the merger, the Company will determine the purchase price based on the average closing price of Grubb & Ellis common stock for the period beginning two days before and ending two days after May 22, 2007, multiplied by the number of shares of Grubb & Ellis common stock outstanding as of the measurement date (market capitalization). The actual purchase price will be determined as the market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced and

Elaine Wolff, Esq.
David Roberts, Esq.
United States Securities and Exchange Commission
August 31, 2007

shall be considered in determining the fair value of securities issued as per SFAS 141, Business Combinations, paragraph 22. This is also consistent with EITF 99-12, Determination of the measurement date for the market price of acquirer securities issued in a purchase business combination which requires that the value of the acquirer’s marketable equity securities issued to effect a purchase business combination be determined based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announced.
     This calculation is consistent with the Staff’s guidance provided in correspondence to the FASB staff dated August 16, 2001, regarding the appropriate period for determining the fair value of marketable equity securities: “The staff will continue to presume that “reasonable period before and after” should be interpreted to require that registrants use a period of time beginning two days before and ending two days after the date that the terms of the acquisition are agreed to and announced in determining the fair value of the securities issued to effect the business combination.”
     The acquisition costs as well as the fair values of the identified intangible assets were determined based on information available as of June 30, 2007. The actual acquisition costs and fair values of the identified intangible assets will be determined based on information available as of the acquisition date. Any increase in these amounts will have a resulting decrease in the value assigned to goodwill and any decrease in the fair value of the identified intangible assets will have a resulting increase in the value assigned to goodwill. The Company has revised the disclosure in note (c) on page 52 of Amendment No. 1 to indicate the impact that an increase or decrease in the value of the identified intangible assets will have on the assigned goodwill.

Elaine Wolff, Esq.
David Roberts, Esq.
United States Securities and Exchange Commission
August 31, 2007

24.	Revise your disclosure to provide greater detail of the tangible net assets acquired in the merger transaction. In addition, include a discussion of the methodology used to determine the fair values of these assets and liabilities.
     The Company has updated its financial statements and related disclosures to June 30, 2007. Tangible net assets acquired at fair value is equal to the Company’s historical tangible net assets as of June 30, 2007, less the $2.7 million of change in control payments that will be made to executives of the Company upon consummation of the merger. The company reviewed each asset and liability as of June 30, 2007 and determined that historical cost was representative of fair value. For example, management reviewed the $11.3 million of fixed assets which are primarily comprised of personal property such as furniture, computer equipment, and telephone equipment, as well as leasehold improvements on operating leases. Based on management’s review the historical cost less depreciation of these assets approximates fair value as of June 30, 2007. The Company has revised the disclosure in note (c), footnote 2 on page 52 of Amendment No. 1 to make it clear how the tangible net assets were determined as well as discussing management’s methodology for determining that the historical cost of these net assets approximate the assets’ fair value.
Footnote (h), page 50
25.	Please tell us how the sales of the real estate assets to Grubb & Ellis Realty Advisors, Inc. are directly attributable to the merger transaction. To the extent the sales of these properties is not directly attributable to the merger transaction, explain to us how you determined it would be appropriate to record these pro forma adjustments.
     Please be advised that the Company agrees that the sales of the real estate assets to Grubb & Ellis Realty Advisors are not directly attributable to the merger transaction, and has eliminated any such pro forma adjustments from the June 30, 2007 balance sheet presented in Amendment No. 1.

Elaine Wolff, Esq.
David Roberts, Esq.
United States Securities and Exchange Commission
August 31, 2007

Notes to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Three Months Ended March 31, 2007
Footnote (a), page 56
26.	We note that you have made certain reclassification adjustments to conform the Grubb & Ellis historical results to the historical “segment presentation” of NNN Realty Advisors. Explain to us how you determined it would be appropriate to adopt a segment presentation on the face of your income statement. Reference is made to Rule 5-03 of Regulation S-X.
     The Company respectfully submits that the reclassification adjustments were made to conform the Company’s historical results to the historical consolidated financial statement presentation of NNN. The use of the word “segment” in describing the historical presentation was not accurate and the disclosure has been revised accordingly. This presentation is also the expected presentation of the Company subsequent to the completion of the merger. Management believes that all of the captions required pursuant to Rule 5-03 of Regulation S-X have been included on the face of the NNN income statement.
Footnote (c), page 56
27.	Please tell us why you have excluded any amortization of the $82,000 in trade names and trademarks from your pro forma financial statements or tell us, and disclose that management determined that this asset has an indefinite useful life and the basis for that determination.
     In connection with the valuation of the intangible assets of the Company, management considered the Grubb & Ellis Trade Name (the “Trade Name”) to have an indefinite life. The following factors support the indefinite life of the Trade Name:
Legal
•	The Trade Name has been a registered trademark of the Company since November 1984. Renewals of trademark registration are attained with minimal effort and cost.

Elaine Wolff, Esq.
David Roberts, Esq.
United States Securities and Exchange Commission
August 31, 2007

Regulatory
•	No regulatory factors exist that would limit the life of the Trade Name.
Contractual
•	No contractual factors exist that would limit the life of the Trade Name.
Competitive
•	The Trade Name has been in use since the Company’s founding in 1958.

•	The Company has over 114 office locations spanning 39 states in the US and has 5,000 employees and 1,500 brokers.

•	The Company is one of the most recognized full service commercial real estate services firms in the United States[1] .

•	The combined NNN/Grubb & Ellis entity will be named Grubb & Ellis and will continue to be listed on the New York Stock Exchange under the ticker symbol “GBE.”

•	The Company has entered into various affiliate agreements that provide the licensees with the exclusive use of the Trade Name in various US cities—currently, 62 affiliate offices in 22 states.
Economic
•	The combined entity is expected to be profitable and to benefit from the use of the Grubb & Ellis trade name to generate significant revenues for the combined company’s products.
     Based on the factors described above, the Trade Name has no legal, regulatory, contractual, competitive or economic factors that would limit its life. Based on this and the intended use of the Trade Name by the Company for the foreseeable future, management considers the Trade Name to have an indefinite life.
Notes to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2006
Footnote (g), page 61

[1]	Source: “Top Commercial Real Estate Company Brands,” The Lipsey Company, 2007. Provided supplementally.

Elaine Wolff, Esq.
David Roberts, Esq.
United States Securities and Exchange Commission
August 31, 2007

28.	Explain to us your rationale for excluding the impact of the first quarter preferred stock redemption by Grubb & Ellis from your calculation of pro forma earnings per share.
     The Company excluded the preferred stock conversion charge of $105.3 million from its calculation of pro forma combined earnings per share as the charge related to a change in the capital structure of Grubb & Ellis in July 2006 which was unrelated to the merger. The Company has revised the prior footnote (f), which is now footnote (g) on page 61 of Amendment No. 1 to additionally disclose the impact to earnings per share had such charge been included therein.
Notes to the Unaudited NNN Pro Forma Condensed Combined Statement of Operations of NNN Realty Advisors for the Year Ended December 31, 2006
Footnote (d), page 64
29.	Tell us whether the Company acquired the management contracts of Realty as a result of the acquisition. To the extent that the entire management contracts were acquired, explain to us why the Company recorded an asset related to the contract related disposition fees rather than assigning a value to the contracts as a whole.
     NNN acquired the management contracts of Realty as a result of the acquisition. The intangible asset recorded for contract rights relates to real estate management services contracts between Realty and TIC owners for properties sponsored by Triple Net Properties. The management contracts grant Realty the right to various types of real estate management fees. There is a separate management contract for each property. These management contracts have been jointly serviced by two affiliated entities: Triple Net Properties performs the investment advisory, property management and asset management services (accounting and back office support) portions of the contract services and Realty performs certain management services as a licensed commercial real estate broker, including the disposition fee earned upon the sale of each property. Realty has subcontracted those portions of the services under the contract described above to Triple Net Properties, and retained only the rights to certain fees, including a portion of the disposition fee earned upon the sale of each property.

Elaine Wolff, Esq.
David Roberts, Esq.
United States Securities and Exchange Commission
August 31, 2007

     Based on the asset management contracts in-place at the acquisition close date, Triple Net Properties estimated the fair value of the contract rights being acquired from Realty and included that amount as an intangible contract right asset on the consolidated balance sheet. Prior to the acquisition close date, Triple Net Properties had already been the service provider for all components of the in-place contracts and earned 100% of such fees as designated under the terms of such contracts. The only component of the in-place contracts that was actually being acquired from Realty (because it had yet to be fulfilled under existing in-place contracts) was the disposition fee component. Therefore, the disposition fee component of the existing in-place contracts was the basis for estimating the fair value of the contract rights acquired in the Realty acquisition.
     Paragraph 39 of SFAS 141 states: “An intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations).” Paragraph A20 of SFAS 141, further expands this concept: “If an entity establishes relationships with its customers through contracts, those customer relationships would arise from contractual rights. This Statement requires that those intangible assets be recognized as assets apart from goodwill even if confidentiality or other contractual terms prohibit the sale or transfer of the contract separately from the acquired entity.” The nature of these customer real estate management contracts is consistent with this requirement for an intangible asset to be established apart from goodwill when the contractual-legal criterion has been met.
Footnote (e)
30.	Please confirm for us that the compensation adjustments described in this footnote are a result of new employment contracts signed in conjunction with the acquisition of Realty and Capital Corp.
     On July 29, 2006, Mr. Thompson and Mr. Rogers agreed to transfer up to 15% of the outstanding common stock of Realty to Jeffrey T. Hanson, NNN’s Chief Investment Officer, assuming he remained employed by NNN, in equal increments in July 2007, 2008 and 2009. Due to the acquisition of Realty, the original agreement with Mr. Hanson was amended and the transfers were settled with 844,500 shares of NNN’s common stock. Since the amendment of Mr. Hanson’s agreement was directly related to the acquisition of Realty, the expense associated with the transfer of the shares was considered material, the expense was recurring beyond 12 months and the expense was not reflected in the historical financial statements of Realty for the full twelve month period being presented, management concluded that it was appropriate to reflect the additional compensation as a pro forma adjustment in the NNN unaudited pro forma condensed combined statement of operations for the year ended December 31, 2006.

Elaine Wolff, Esq.
David Roberts, Esq.
United States Securities and Exchange Commission
August 31, 2007

NNN Realty Advisors’ Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year Ended December 31, 2006 to Year Ended December 31, 2005 Revenue, page 75
31.	We note you have recorded credits granted to investors. We note you disclose that some of these amounts increase expenses and some of these amounts decrease revenue. Please explain to us the circumstances that would cause you to record these items as either increases to expense or decreases to revenue and tell us the specific accounting guidance you have relied on for determining this treatment.
     NNN follows the guidance under EITF 01-09 in accounting for credits granted to investors. The credits initially granted to certain investors in three programs were granted to investors later in the program to facilitate the close of the program. At the time of their investment, NNN waived the fee revenue typically owed to NNN at the time a program is closed.
     NNN’s offering materials for its TIC programs generally disclosed the possibility that it might offer credits for specific types of fees on a selective basis to some, but not all, TIC investors, but they did not disclose all of the categories of fees for which it has actually provided credits. As a result, investors in these three programs who did not initially receive the credits could bring claims against NNN. Although not obligated to do so, subsequent to the close of these three programs’ offerings, NNN decided to give investors who did not initially receive these credits at the time of their investment cash or equity payments which resulted in a charge to expense.
Liquidity and Capital Resources, page 83
32.	Please revise to note whether NNN Realty Advisors will continue to have access to its line of credit with LaSalle Bank after the merger.

Elaine Wolff, Esq.
David Roberts, Esq.
United States Securities and Exchange Commission
August 31, 2007

     Please be advised that the disclosure on page 84 of Amendment No. 1 has been revised to indicate that the LaSalle Bank line of credit will remain available.
Factors That May Influence Future Sources of Capital and Liquidity, page 84
33.	In the last full paragraph on page 84 you state that nonrecurring credits were granted to certain investors in three of NNN Realty Advisors’ programs in 2006 and that NNN Realty Advisors’ offering materials for its TIC programs generally disclose the possibility that it might offer credits for specific types of fees on a selective basis to some, but not all, TIC investors, but they did not disclose all of the categories of fees for which it has actually provided credits. As a result, investors in these three programs who did not initially receive the credits could bring claims against NNN Realty Advisors. Please revise to disclose your estimated liability regarding these credits.
     Please be advised that the disclosure on page 84 of Amendment No. 1 has been revised to reflect the efforts of NNN to mitigate the risk of potential claims. The Company respectfully submits that the risk related to potential liability from the failure to disclose all categories of fees for which it has provided credits cannot be quantified and that any attempt to quantify the risk may be misleading to stockholders. As a consequence, the Company respectfully submits that adequate disclosure regarding the risk has been provided.
The Merger, page 89
34.	On page 94 you state that “[o]n April 9, 2006, the industry competitor that provided an oral indication of interest on April 2 indicated that it would be willing to enter into an all cash transaction for Grubb & Ellis at a nominal premium to the Grubb & Ellis’ then current stock price, subject to further due diligence.” It appears that this took place on April 9, 2007 not April 9, 2006. Please revise or advise as necessary.
     Please be advised that the disclosure on page 94 of Amendment No. 1 has been revised to change the date of April 9, 2006 to the correct date, April 9, 2007.
35.	Please revise to specify the indications of interests received from the industry competitor and all other bids and the Boards’ reason(s) for rejection of each such bid.

Elaine Wolff, Esq.
David Roberts, Esq.
United States Securities and Exchange Commission
August 31, 2007

     Please be advised that the disclosure on page 93 of Amendment No. 1 has been revised to specify the indications of interests received from the industry competitor and all other bids and the reason why the Company and the Board did not pursue such bids.
Financial Benefits, page 100
36.	We note on page 4 that the combined company would have suffered a net loss of $235,000 for the three months ended March 31, 2007. Please revise this section to disclose this fact.
     Please be advised that the disclosure on pages 55-57 of Amendment No. 1 has been revised to include the pro forma results for the six months ended June 30, 2007.
Compatible Cultures and Record of Successful Transactions, page 100
37.	You state that both companies benefit from employees with a track record of successfully integrating companies in various business combination transactions that Grubb & Ellis and NNN Realty Advisors each believe have enhanced stockholder value for each company. Please revise to provide examples of such combination transactions.
     Please be advised that all references to the benefit to be received by the Company and NNN from employees with a track record of successfully integrated companies in various business combination transactions has been deleted from Amendment No. 1.
Grubb & Ellis Reasons for the Merger, page 101
38.	Please revise the first bullet point to disclose the near- and longer-term synergies and scale and growth opportunities expected to be available to the combined company.
      Please be advised that the first bullet point on page 101 of Amendment No. 1 has been revised to eliminate the reference to near and long term synergies and scale and additional disclosure has been added regarding the growth opportunities expected to be available to the combined entity.

Elaine Wolff, Esq.
David Roberts, Esq.
United States Securities and Exchange Commission
August 31, 2007

Financial Rationale, page 101
39.	Please revise the second bullet to quantify the value of the exchange ratio provided for in the merger agreement relative to the then-current market prices and historical trading prices of Grubb & Ellis and the value of NNN Realty Advisors common stock over the past one year period and relative to the consideration paid in business combinations of comparable size. Also, please revise to explain how the NNN Realty Advisors common stock was valued.
     Please be advised that the bullet points on page 101 of Amendment No. 1 have been revised to clearly articulate the financial rationale for the Company’s stockholders.
40.	Please revise the third bullet to note why it is financially advantageous the Grubb & Ellis shareholders hold approximately 41% of the combined company.
     Please be advised that the third bullet point on page 101 of Amendment No. 1 has been revised to explain why it is financially advantageous to the Company’s stockholders to own approximately 41% of the combined company upon the consummation of the merger.
Precedent Transactions Analysis, page 107
41.	Please revise to disclose the dates the noted transactions took place.
     Please be advised that the disclosure on page 107 of Amendment No. 1 has been revised to add the dates each of the noted transactions were effective.
Agreements with Executive Officers following the Merger, page 129
42.	In the first paragraph, you state that in “connection with becoming the Chief Executive Officer and President of the combined company following the merger, it is expected that Mr. Peters will receive a $600,000 base salary per annum and a bonus of up to two times his per annum base.” Please revise to note the reason for this expectation.

Elaine Wolff, Esq.
David Roberts, Esq.
United States Securities and Exchange Commission
August 31, 2007

     Please be advised that the disclosure on page 128 of Amendment No. 1 has been revised to clarify that Mr. Peters will receive a $600,000 base salary per annum and a bonus up to two times his per annum base salary upon becoming Chief Executive Officer and President of the combined company following the merger.
43.	In the first paragraph, you state that “the Compensation Committee of NNN Realty Advisors has agreed to grant Mr. Peters a one time bonus of $1,000,000 in cash.” Please revise to note the purpose of this bonus.
     Please note that disclosure has been added to page 128 of Amendment No. 1 to explain the purpose of the one-time $1,000,000 cash bonus to Mr. Peters.
Representations and Warranties, page 181
44.	We note that you list regulatory compliance and absence of material pending or threatened legal proceedings as two representations and warranties contained in the merger agreement. On page 84 we note that the SEC Staff is conducting an investigation relating to disclosure in public and private securities offerings sponsored by Triple Net Properties. Please revise to discuss whether Grubb and Ellis may terminate the merger agreement if an action is brought by the SEC Staff against Triple Net Properties.
     Please be advised that disclosure has been added to page 185 of Amendment No. 1 to note that unless any action brought by the Commission constitutes a material adverse effect, the Company does not have the right to terminate the merger agreement.
NNN Realty Advisors, Inc. Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 11. Business Combinations, Goodwill and Acquired Intangible Assets, page F-23
45.	Please revise your disclosure of the purchase price allocation associated with the acquisition of Realty and Capital Corp. to clearly present the assets and liabilities acquired, including any intangible assets and goodwill.

Elaine Wolff, Esq.
David Roberts, Esq.
United States Securities and Exchange Commission
August 31, 2007

     Although summary information regarding the acquisition of Realty and Capital Corp. are disclosed on page F-23, the presentation of the assets and liabilities acquired as well as intangible assets and goodwill are disclosed in detail for the acquisition of Realty on page F-24 and the acquisition of Capital Corp on page F-25.
Note 12. Acquisitions — Properties Held for Sale, page F-26
46.	Please tell us why you have not allocated a portion of the Crawfordsville purchase price to the above or below market value of in-place leases.
     There was no allocation of the purchase price to above or below market value of in-place leases as the leases associated with the Crawfordsville property were at market value at the time of acquisition.
Note 13. Identified Intangible Assets, page F-28
47.	We are still unclear as to the nature of the contract right intangible recorded. Please tell us how this asset meets the criteria established in paragraph 39 of SFAS 141. In your response, cite the relevant sections of the agreements that describe these rights. Additionally, it appears that you amortize this asset against revenue. Please tell us why management believes that this is appropriate. Please cite appropriate accounting literature management relied upon within your response.
     The intangible asset recorded for contract rights relates to real estate management services contracts between Realty and TIC owners for properties sponsored by Triple Net Properties. The management contracts grant Realty the right to various types of real estate management fees. There is a separate management contract for each property. These management contracts have been jointly serviced by two affiliated entities: Triple Net Properties performs the investment advisory, property management and asset management services (accounting and back office support) portions of the contract services and Realty performs certain management services as a licensed commercial real estate broker, including the disposition fee earned upon the sale of each property. Realty has subcontracted those portions of the services under the contract described above to Triple Net Properties, and retained only the rights to certain fees, including a portion of the disposition fee earned upon the sale of each property.

Elaine Wolff, Esq.
David Roberts, Esq.
United States Securities and Exchange Commission
August 31, 2007

     Based on the asset management contracts in-place at the acquisition close date, Triple Net Properties estimated the fair value of the contract rights being acquired from Realty and included that amount as an intangible contract right asset on the consolidated balance sheet. Prior to the acquisition close date, Triple Net Properties had already been the service provider for all components of the in-place contracts and earned 100% of such fees as designated under the terms of such contracts. The only component of the in-place contracts that was actually being acquired from Realty (because it had yet to be fulfilled under existing in-place contracts) was the disposition fee component. Therefore, the disposition fee component of the existing in-place contracts was the basis for estimating the fair value of the contract rights acquired in the Realty acquisition.
     Paragraph 39 of SFAS 141 states: “An intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations).” Paragraph A20 of SFAS 141, further expands this concept: “If an entity establishes relationships with its customers through contracts, those customer relationships would arise from contractual rights. This Statement requires that those intangible assets be recognized as assets apart from goodwill even if confidentiality or other contractual terms prohibit the sale or transfer of the contract separately from the acquired entity.” The nature of these customer real estate management contracts is consistent with this requirement for an intangible asset to be established apart from goodwill when the contractual-legal criterion has been met.
     NNN (the acquirer for accounting purposes) has applied the conclusion reached in Issue 3 of EITF 01-3 with respect to these contracts because the acquiree (Realty) did not negotiate the terms of the asset management contracts with the TICs independently of its acquirer and TIC sponsor. As a result of the fact that the acquiree and the acquirer were co-negotiators and co-service providers to the asset management contracts (where the acquirer provided the majority of the services under the contracts and received a majority of the fees under such contracts), NNN has treated the amortization of the intangible asset generated from acquiring the portion of these contracts that was serviced by Realty as a reduction of revenue consistent with paragraph 9 of EITF 01-3.
Note 25. Employee Benefit Plans, page F-48
48.	With respect to the $1.75 million relocation payment to one of your officers, we remain unclear as to how you have been able to arrive at the conclusion that payment is not probable. Please refer to SFAS 5.
     NNN arrived at the conclusion that the payment to Mr. Peters was not probable based on representation by the officer recipient that he would not be moving. As of August 29, 2007, Mr. Peters has not moved. In connection with the Merger, Mr. Peters’ new employment arrangement with the combined company provides for a $1.0 million payment for a second residence in California, which will amend the previous agreement, and is contingent upon the Merger and the purchase of a second residence.

Elaine Wolff, Esq.
David Roberts, Esq.
United States Securities and Exchange Commission
August 31, 2007

29. Subsequent Events (Unaudited), page F-58
49.	We note your disclosure in this section and on page 44 of the prospectus that Grubb & Ellis is expected to pay a dividend of $0.41 per share upon closing the merger. Given the dividend history of both NNN Realty Advisors, Inc and Grubb & Ellis Company, and the potential dilutive impact of the merger on the combined company, please enhance your disclosure, and explain to us how the Company determined that it would be able to pay a dividend of $0.41 per share. Furthermore, explain to us how you determined it would be appropriate to include this disclosure in the footnotes to your financial statements.
     Please be advised that in response to the Staff’s comment, this disclosure has now been stricken from the footnotes to Amendment No. 1.
Annex C
50.	The staff notes the limitation on reliance by shareholders in the fairness opinion provided by JMP Securities in the penultimate paragraph on page C-2 which states, “It is understood that this letter is for the information of the Board of Directors of Grubb & Ellis only and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing required to be made by Grubb & Ellis...” Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for JMP’s belief that shareholders cannot rely upon the opinion to support any claims against JMP arising under applicable state law (e.g., the inclusion of an express disclaimer in JMP’s engagement letter). Describe any applicable state law authority regarding the availability of such a potential defense. In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also, disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further, disclose that the availability of such a state law defense to JMP would have no effect on the rights and responsibilities of either JMP or the board of directors under the federal securities law.
     The Company respectfully submits that the limitation on reliance by the Company’s stockholders to the fairness opinion provided by JMP Securities is not inconsistent with the disclosures relating to JMP Securities’ opinion. In addition, the terms of JMP’s engagement with the Company specifically provides that the stockholders

Elaine Wolff, Esq.
David Roberts, Esq.
United States Securities and Exchange Commission
August 31, 2007

of the Company shall not be intended beneficiaries of JMP’s opinion and may not rely or allege any reliance on such opinion. Accordingly, the Company respectfully submits that to eliminate this language would be tantamount to re-writing the terms of the Company’s engagement of JMP Securities as its financial adviser.
Schedule II, page II-4
51.	We note your amounts in the column titled Charged to Costs and Expenses do not correspond to the amounts in the Consolidated Statements of Operations. Please explain how you have complied with Rule 12-09 of Regulation S-X.
     Provision for bad debt is included in Operating and Administrative expense in the Statement of Operations, therefore, the column “Charged to Costs and Expenses” will not directly agree. All valuation and qualifying accounts are included in Schedule II and reflect all of our valuation activity. See also Note 4, Accounts Receivable from Related Parties, and Note 6, Advances to Related Parties, for disclosure of allowance for uncollectible receivables by category.
Exhibits
52.	Please file the legal and tax opinions and the form of proxy card with your next amendment, or provide us with drafts to review. We must review your opinions and all other remaining exhibits before the registration statement is declared effective and we may have additional comments.
     Please note that filed as Exhibits to Amendment No. 1 are the forms of the legal and tax opinions to be issued in connection with the merger as well as the forms of proxy cards to be disseminated to the stockholders of the Company and NNN.
     Any questions with respect to this information should be directed to the undersigned by telephone at 212-223-6700 or by facsimile at 212-223-6433.
Very truly yours,
/s/ Clifford A. Brandeis
Clifford A. Brandeis